

07008789

SECU... ...MISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
NOV 29 2007
WASH. D.C.
186
SECTION

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SEC FILE NUMBER
8-47762

AB* 1/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3232
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam — 312-294-2345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

TDA 1/18

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Group One Trading, L.P. and Subsidiaries, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of November 2007



Notary Public


"OFFICIAL SEAL"
LISA M SALIANO
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 06/27/10



Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Group One Trading, L.P. and Subsidiaries

Statement of Financial Condition

September 30, 2007

[illegible] Rule [illegible] under the Securities Exchange Act of 1934.

Group One Trading, L.P. and Subsidiaries
Table of Contents
September 30, 2007

Page

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Partners and the Audit Committee of
Group One Trading, L.P. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiaries (the "Company") as of September 30, 2007 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiaries as of September 30, 2007 in accordance with accounting principles generally accepted in the United States of America.



Chicago, Illinois
November 27, 2007

Group One Trading, L.P. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2007

Assets

Receivable from and deposits with clearing broker	$ 404,684,334
Securities owned	
Marketable ($2,046,200,477 pledged)	2,046,339,809
Not readily marketable	517,963
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $10,732,603	1,887,274
Exchange memberships, at cost (fair value $3,221,100)	906,150
Other assets	2,858,237
Total assets	$ 2,457,193,767

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 2,340,650,172
Compensation payable	46,342,541
Accounts payable and accrued expenses	7,784,821
Subordinated borrowings	9,027,986
Liabilities other than General Partners' capital subject to mandatory redemption	2,403,805,520
General Partner's capital subject to mandatory redemption	30,101,166
Total liabilities	2,433,906,686
Partners' capital	23,287,081
Total liabilities and partners' capital	$ 2,457,193,767

See accompanying notes.

Note 1 Nature of Operations

Principles of Consolidation—The consolidated financial statements include the accounts of Group One Trading, L.P. (a California limited partnership) ("Group One"), and its wholly owned subsidiaries, Dynamex Trading, LLC (a California limited liability company) ("Dynamex") and Group One Futures Trading LLC ("Group One Futures") (collectively the "Company").

All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Operations—Group One and Dynamex are broker-dealers registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. Group One Futures engages in proprietary trading of futures and options on futures on U.S. exchanges. Dynamex provided execution services to Group One through November 2006. Dynamex has since ceased operations and is considering alternative operational plans.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange-traded securities and derivative financial instruments are carried at fair value based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Exchange Memberships—The exchange memberships are held for operating purposes and are carried at historical cost.

Intangible Assets—Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

General Partner's Capital Subject to Mandatory Redemption—Financial Accounting Standards Board Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("FAS 150") establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under FAS 150, General Partner's capital subject to mandatory redemption is required to be classified as a liability.

Note 2 Summary of Significant Accounting Policies, *Continued*

Employee Unit-Based Compensation—Group One accounts for employee unit-based compensation in accordance with the provisions of SFAS No. 123R, *Share-Based Payment* ("FAS 123R"). FAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. Pursuant to FAS 123R, Group One recognizes compensation expense for units awarded to employees for services performed in the current year at the estimated fair value at the date of the award.

Income Taxes—Group One, Dynamex, and Group One Futures are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income.

Recent Accounting Pronouncement—In September 2006, the FASB issued SFAS 157, Fair Value Measurements ("SFAS 157"). SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008. Management of the Company believes that SFAS 157 will not have a material impact on the Company's financial statements.

Note 3 Fair Value of Financial Instruments

All of the Company's assets and liabilities, except for furniture, equipment, and leasehold improvements, are considered financial instruments. These assets and liabilities, except for the exchange memberships, are either reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased at September 30, 2007 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 1,059,375,730	$ 1,406,488,551
Equity options	986,824,747	934,161,621
Certificate of deposit	139,332	
Total	$ 2,046,339,809	$ 2,340,650,172

Note 4 Securities Owned and Sold, Not Yet Purchased, *Continued*

At September 30, 2007, marketable securities and cash on deposit with the Company's clearing broker of $2,046,200,477 and $402,821,196, respectively, collateralize securities sold, not yet purchased.

The certificate of deposit collateralizes bank letters of credit issued in connection with an office space lease for the Partnership.

Securities not readily marketable at September 30, 2007 of $517,963 consist of equity investments for which there is no exchange or independent, publicly quoted market. The estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for such equity investments.

Note 5 Other Assets

Other assets includes intangible assets with an indefinite life, representing the right to act as specialist in certain derivative financial instruments. These assets have a carrying value of $1,350,000 at September 30, 2007.

Note 6 Subordinated Borrowings

At September 30, 2007, total borrowings subordinated to the claims of general creditors of $9,027,986 include amounts due to the General Partner and certain members of the General Partner of $4,039,197 and $4,988,789, respectively. These subordinated borrowings bear interest at varying rates, approximately 4.9 percent at September 30, 2007. The amount due to the General Partner is payable July 31, 2010, is available in computing net capital under minimum capital requirements and is considered equity capital, as such terms are defined for regulatory purposes (see Note 12). To the extent that these subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The amounts due to certain members of the General Partner are due on demand, subject to certain limitations, and are not available in computing net capital under the minimum net capital requirements.

Note 7 Partners' Capital Subject to Mandatory Redemption and Partners' Capital

The Company's limited partnership agreement provides for A and B Classes of General Partner ownership interests. The Class A interest is a nonredeemable investment in the Company that may not be distributed, except upon dissolution of Group One. To the extent the Class A interest is reduced below $17,000,000 due to allocation of losses, no distributions are to be made from the Company to the General Partner until, among other things, the Class A interest is at least $17,000,000. The Class B interest in the Company is redeemable at the election of the General Partner. The first $1,500,000 of the General Partner's share of the Company's annual income is allocated to the Class A interest, and the balance is allocated as interest to the Class B interest. Losses are first allocated to the Class B interest and then to the Class A interest.

Note 7 Partners' Capital Subject to Mandatory Redemption and Partners' Capital, *Continued*

The General Partner, under certain circumstances, including death or termination of employment of a member of the General Partner, and subject to certain limitations, has the obligation to repurchase all or a predetermined portion of the member's interest over a period of time. If the General Partner's Class B interest is not sufficient to satisfy the entire obligation, the General Partner is not obligated to repurchase the member's units.

The Company's limited partnership agreement does not directly provide for mandatory redeemable obligations on partners' capital. However, because the General Partner would likely redeem part or all of the Class B interest to satisfy its obligations to repurchase its members' interests, the Class B interest is reflected as General Partner's capital subject to mandatory redemption in the accompanying financial statements.

Group One's limited partnership agreement also provides for three series of limited partnership assignees (the "Assignees") with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters.

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 99 percent of net profits and losses, as defined, and the Limited Partners and Assignees receive the remaining 1 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 8 Related-Party Transactions

Group One pays the General Partner for seat rental.

Note 9 Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash, contingent compensation, and vested units of the General Partner at the trader's option in lieu of cash, is expensed in the year awarded and units are issued subsequent to year-end. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Compensation payable at September 30, 2007 includes contingent compensation to traders of $3,715,617.

Note 9 Employee Compensation Plans, *Continued*

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company. This compensation, which is in the form of cash, and vested and unvested units of the General Partner received at the employee's option in lieu of cash, is expensed in the year awarded and units are issued subsequent to year-end. The unvested units of the General Partner vest over a four-year period in accordance with the terms of the operating agreement of the General Partner and may be forfeited if employment terminates.

Group One maintains an employee unit-based compensation plan (the "Plan"), under which up to 1,000,000 Common and 1,000,000 Preferred Units (collectively the "Units") of the General Partner may be awarded to employees of the Company. The Units are fully vested and may be restricted or unrestricted Units of the General Partner. There are 836,918 Preferred and 836,918 Common Units available under the Plan as of September 30, 2007, including Units awarded for the year then ended and issued subsequent to year-end. The fair value of the Units awarded during the year ended September 30, 2007 was $65 for Common and Preferred Units. Compensation payable at September 30, 2007 includes $3,504,670 of Units awarded under the Plan that are restricted for three years from the date of the award. Compensation payable at September 30, 2007 also includes $107,738 of vested and vesting units awarded outside of the Plan.

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 10 Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through July 31, 2010. At September 30, 2007, minimum annual rental commitments that at inception had a noncancelable lease term of more than one year, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2008	$ 1,294,750
2009	904,144
2010	627,877
	$ 2,826,771

In the normal course of business the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at a preliminary stage, management is unable to predict their outcome. At September 30, 2007, accounts payable and accrued expenses include an estimated liability of $1,800,000 related to these open matters. This significant estimate could change by a material amount in the near term.

Note 11 Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2007, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2007.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of Credit Risk—All trades of the Company are cleared by a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 12 Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2007, Group One had net capital of approximately $20,841,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital and repayment of subordinated borrowings available in computing net capital under the net capital requirements.

Note 13 Consolidated Subsidiaries

Group One's consolidated subsidiaries have total assets and members' equity of approximately $959,100 and $834,200, respectively.

The accounts of Group One's consolidated subsidiaries are not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiaries are not readily available for the protection of Group One's broker-dealer and other creditors, and the liabilities of Group One's consolidated subsidiaries are not guaranteed by Group One.

END